VIA EDGAR

October 25, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	New You, Inc. Amended Offering Statement on Form 1-A File No. 024-11562

Ladies and Gentlemen:

New You, Inc. (the “Company”) hereby requests that its Offering Statement on Form 1-A, as amended, (File No. 024-11562) be declared qualified at 5:00 p.m. Eastern Daylight Time on October 26, 2021, or as soon thereafter as is practicable.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Company may not assert staff comments and the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

New You, Inc.

By:	/s/ Ray Grimm, Jr.
Ray Grimm, Jr.
President and CEO